UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________
(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_______

Commission File Number 001-08052
__________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLOBE LIFE INC.
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-680-4169
__________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBE LIFE INC.
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
__________________________________________

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee of the
Globe Life Inc. Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Globe Life Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at the End of the Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, LLC

We have served as the Plan’s auditor since 2007.

Dallas, Texas
June 28, 2022

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2021 and 2020
Statements of Net Assets Available for Benefits

	December 31,
Assets	2021	2020
Investments, at fair value:
Globe Life Inc. common stock	$48,990,053	$53,195,642
Mutual funds	170,547,969	148,879,548
Short-term investments	1,348,394	1,346,044
	220,886,416	203,421,234
Investments, at contract value:
Insurance company general account funds	33,131,700	34,057,502

Total investments	254,018,116	237,478,736

Notes receivable from participants	2,932,268	2,535,846

Employee contributions receivable	319,335	—

Employer contributions receivable	247,796	187,362

Total assets	257,517,515	240,201,944

Total liabilities	—	—

Net assets available for benefits	$257,517,515	$240,201,944

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2021 and 2020
Statements of Changes in Net Assets Available for Benefits

	2021	2020
Investment income:
Cash dividends—Globe Life Inc. common stock	$426,856	$435,634
Dividends on other investments	11,032,108	5,675,110
Interest income—notes receivable from participants	132,396	142,293
Interest income—short-term investments	321	4,693
	11,591,681	6,257,730

Net appreciation in fair value of investments	10,798,846	13,005,490

Contributions:
Participant contributions	11,735,933	10,265,778
Rollover contributions	889,061	970,623
Employer contributions	4,637,672	4,127,579
	17,262,666	15,363,980

Total additions	39,653,193	34,627,200

Deductions:
Benefits paid to participants	22,337,622	21,331,724
Net increase in net assets	17,315,571	13,295,476

Net assets available for benefits:
Beginning of plan year	240,201,944	226,906,468
End of plan year	$257,517,515	$240,201,944

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation and began operating on April 5, 1982. Effective August 8, 2019, Torchmark Corporation changed its name to Globe Life Inc. (“Globe Life”) and the Torchmark Corporation Savings and Investment Plan changed its name to Globe Life Inc. Savings and Investment Plan (the “Plan”).

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds, including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in mutual funds are recorded at the fair value of the underlying investments.

The Plan offers an investment in a general account fund of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the general account fund varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for the years ended December 31, 2021 and 2020 was 1.85% and 1.98%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The contract value of the Plan’s interest in the general account fund is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), under the guidance issued by the Financial Accounting Standards Board (FASB). The preparation of these financial statements require the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020
NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and may affect the short term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Because the values of individual investments fluctuate with market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Revenue Recognition

Dividend and interest income is recorded as earned. Globe Life dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Administrative Expenses

Some of the administrative expenses of the Plan are paid by Globe Life and its affiliates. Quarterly maintenance and transactional fees are deducted from participants' accounts. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Effective December 1, 2017, Globe Life adopted the Great-West Trust Company Defined Contribution Prototype Plan and Trust - Basic Plan Document No. 11. The Internal Revenue Service (IRS) has issued an opinion letter dated March 31, 2014 stating that the Plan is acceptable under Section 401(a) of the Internal Revenue Code (IRC) for use by employers for the benefit of their employees. Globe Life is relying on the opinion letter (in accordance with Announcement 2011-49) that the Plan meets the qualification requirements of the IRC.

Effective September 17, 2021, Globe Life adopted the amended and restated Great-West Trust Company Defined Contribution Pre-Approved Plan. The IRS has issued an opinion letter dated June 30, 2020 stating that the Plan is acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees. Globe Life is relying on the opinion letter (in accordance with Announcement 2017-41) that the Plan meets the qualification requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020
NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Plan is administered by Globe Life (the "Plan Administrator"). The duties of the Plan Administrator are to oversee the operations and administration of the Plan in accordance with the specific terms of the Plan, provide for prudent investment of Plan assets, and keeping accurate records and reports. Accordingly, the Plan Administrator has been granted discretionary authority concerning investment and management activities.

The daily operations of the Plan are monitored and performed by a third party administrator, Empower Retirement and Great West Trust Company ("Empower Retirement"). Empower Retirement is responsible for the custody and management of the Plan's assets and providing record keeping services.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with his date of hire. Employees of Liberty National Life Insurance Company must have been employed before January 1, 1995 to be eligible to participate in the Plan on or after February 15, 2017. Upon enrollment, eligible employees can contribute up to 60% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan permits both pre-tax and certain after-tax (Roth) deferral contributions. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans.

For any employee who becomes an eligible employee on or after January 1, 2012 and does not affirmatively elect otherwise, that employee will be automatically enrolled with salary deferrals of 3% upon the date coincident with the employee's one year anniversary from his date of hire. That amount will increase by 1% each Plan Year until the amount reaches 6% of compensation. These increases are effective the first day of the Plan Year following enrollment.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year an amount equal to 100% of the participant’s contribution equal to the first 1% of compensation and 50% of a participant’s contributions of the next 5% of a participant’s contribution (limited to 6% of participant’s compensation). Participating employer contributions commence on the date coincident with the employee’s one year anniversary from his date of hire.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020
NOTE B—DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Any actively employed participant may apply for a general purpose Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or (b) 50% of the participant’s vested account balance. A participant may take more than one loan per calendar year, but still may only have one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the first business day of the month before the loan is originated plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2021 and 2020, the following companies were participating employers in the Plan:

•Liberty National Life Insurance Company, “Liberty National”, (McKinney, Texas)

•Globe Life And Accident Insurance Company, “Globe”, (McKinney, Texas)

•United American Insurance Company, “United American”, (McKinney, Texas)

•Globe Life Inc., “Globe Life”, (McKinney, Texas)

•Globe Marketing Services, Inc., “Globe Marketing”, (Oklahoma City, Oklahoma)

•Family Heritage Life Insurance Company of America, “Family Heritage”, (McKinney, Texas)

All participating employers are either direct or indirect wholly-owned subsidiaries of Globe Life.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant’s employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 or more	100%

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020
NOTE B—DESCRIPTION OF PLAN (Continued)

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a variety of fees ranging from $50 to $135 for processing a loan, distribution, or withdrawal (non-emergency, in-service; age 59 ½; or hardship). These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, Globe Life has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $225,796 and $43,624 at December 31, 2021 and 2020, respectively. The Plan applied forfeitures to reduce employer contributions of $15,562 and $83,220 for 2021 and 2020, respectively.

NOTE C—FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020
NOTE C—FAIR VALUE MEASUREMENTS (Continued)

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2021 and 2020.

Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These mutual funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.

Short term investments—Valued at the NAV of shares held by the Plan at year end.

The methods previously described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2021 and 2020:

2021
	Level 1	Level 2	Level 3	Total
Common stocks	$48,990,053	$—	$—	$48,990,053
Mutual funds	170,547,969	—	—	170,547,969
Short term investments	1,348,394	—	—	1,348,394
Total investments at fair value	$220,886,416	$—	$—	$220,886,416

2020
	Level 1	Level 2	Level 3	Total
Common stocks	$53,195,642	$—	$—	$53,195,642
Mutual funds	148,879,548	—	—	148,879,548
Short term investments	1,346,044	—	—	1,346,044
Total investments at fair value	$203,421,234	$—	$—	$203,421,234

See Report of Independent Registered Public Accounting Firm.

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2021 and 2020
NOTE D—RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Globe Life. Such purchases and sales, which are considered party-in-interest transactions, were handled by Empower Retirement, a party-in-interest to the Plan for the years ended December 31, 2021 and 2020. Purchases and sales were made based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Globe Life common stock are deposited in an interest-bearing short-term fund. These monies were deposited in the Federated Government Obligations Fund for the years ended December 31, 2021 and 2020.

NOTE E—REPORTABLE TRANSACTIONS

During the years ended December 31, 2021 and 2020, there were no reportable transactions, loans in default or uncollectible, investment assets acquired and disposed of within the Plan, or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

NOTE F—PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds and an insurance company general account fund managed by Empower Retirement. Therefore, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE G—PLAN AMENDMENTS AND CHANGES IN PLAN OPERATIONS
Effective January 1, 2019, certain administrative defaults for the Plan were updated to be in accordance with final regulations of the Bipartisan Budget Act of 2018 with regard to the hardship distribution rules applicable to 401(k) plans. These changes included (1) removal of the six-month deferral suspension, (2) removal of the requirement for a participant to first take available plan loans prior to a hardship withdrawal, (3) allowance of earnings on deferrals to be included in the hardship calculation, and (4) updating of hardship distribution forms to reflect the participant's representation of hardship need, expanded list of deemed hardship events, qualifying financial needs of a participant's primary beneficiary, and clarification of casualty loss definition. Formal amendments to the Plan document for these changes in plan operations are required by the deadline set forth by IRS Rev. Proc. 2020-9, which is December 31, 2021 for pre-approved plans.

Effective September 17, 2021, the Plan adopted the amended and restated Great-West Trust Company Defined Contribution Pre-Approved Plan document with related adoption agreement, which incorporated a formal amendment for the provisions of the Bipartisan Budget Act of 2018 discussed above. Remaining Plan provisions in effect through December 31, 2021 remained unaltered through this amended and restated Plan document.

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

GLOBE LIFE INC. SAVINGS AND INVESTMENT PLAN
December 31, 2021
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0780404
Plan Number 001

Identity of Issuer	Description of Investment			Cost	Current Value
*Globe Life Inc.	523,277	shares	$1 par value of common stock	**	$48,990,053

*Empower Retirement	Mutual Funds:
American Funds	39,668	shares	American Funds 2010 Trgt Date Retire R6	**	490,691
American Funds	156,087	shares	American Funds 2015 Trgt Date Retire R6	**	2,044,737
American Funds	239,162	shares	American Funds 2020 Trgt Date Retire R6	**	3,424,799
American Funds	956,031	shares	American Funds 2025 Trgt Date Retire R6	**	15,459,024
American Funds	516,321	shares	American Funds 2030 Trgt Date Retire R6	**	9,226,652
American Funds	701,101	shares	American Funds 2035 Trgt Date Retire R6	**	13,755,611
American Funds	338,664	shares	American Funds 2040 Trgt Date Retire R6	**	7,026,070
American Funds	415,341	shares	American Funds 2045 Trgt Date Retire R6	**	8,863,382
American Funds	165,420	shares	American Funds 2050 Trgt Date Retire R6	**	3,488,703
American Funds	111,239	shares	American Funds 2055 Trgt Date Retire R6	**	2,957,836
American Funds	46,857	shares	American Funds 2060 Trgt Date Retire R6	**	837,798
American Funds	240,768	shares	American Funds Income Fund of America R6	**	6,226,257
Baron Capital Group	59,680	shares	Baron Emerging Markets Institutional	**	1,049,171
Hartford Funds	144,440	shares	Hartford International Opportunities R6	**	2,910,459
Vanguard	183,327	shares	Vanguard Developed Markets Index Admiral	**	3,013,904
Vanguard	16,071	shares	Vanguard Emerging Mkts Stock Idx Adm	**	658,904
BlackRock	66,749	shares	Blackrock Health Sciences Opps Inst	**	5,335,260
T. Rowe Price	126,611	shares	T. Rowe Price Science & Tech I	**	5,491,099
Dimensional Fund Advisors	65,174	shares	DFA US Targeted Value I	**	1,968,253
T. Rowe Price	88,718	shares	T. Rowe Price QM US Small-Cap Gr Eq I	**	4,135,168
Vanguard	50,010	shares	Vanguard Small Cap Index Adm	**	5,419,557
T. Rowe Price	131,984	shares	T. Rowe Price Diversified Mid Cap Growth	**	6,252,089
Vanguard	8,101	shares	Vanguard Mid Cap Index Adm	**	2,555,514
Vanguard	42,569	shares	Vanguard Selected Value Inv	**	1,304,729
Diamond Hill Funds	121,983	shares	Diamond Hill Large Cap Y	**	4,357,238
T. Rowe Price	147,614	shares	T. Rowe Price Blue Chip Growth	**	26,248,635
Vanguard	28,177	shares	Vanguard 500 Index Admiral	**	12,393,274
Metropolitan West Funds	731,712	shares	Metropolitan West Total Return Bond Plan	**	7,485,410
Prudential Investments	331,412	shares	Prudential High Yield Z	**	1,822,766
Franklin Templeton Investments	195,259	shares	Templeton Global Bond R6	**	1,718,279
Vanguard	234,736	shares	Vanguard Total Bond Market Index Adm	**	2,626,700
					170,547,969

	Short-Term Investments:
*Great West Trust Company, LLC	636,183	shares	Federated Government Obligations Fund	**	1,348,394
					220,886,416

	Insurance Company General Account Funds:
*Great West Trust Company, LLC	Select Guarantee Fund			**	33,131,700
					254,018,116

	Notes Receivable from Participants:
*Participant Loans	Interest rates ranging from 4.25% to 9.25%, maturing through December 2026			$—	2,932,268
					$256,950,384

*Indicates a party-in-interest to the Plan
**Cost is omitted when reporting investments that are participant directed

Index of Exhibits

99.1    Consent of Deloitte & Touche LLP to the incorporation by reference of their independent registered public accounting firm report dated February 23, 2022 into Form S-8 of the Globe Life Inc. Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2021).

99.2    Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report dated June 28, 2022, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Globe Life Inc.
Savings and Investment Plan

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Rebecca E. Zorn
Rebecca E. Zorn, Member
Administrative Committee

By: /s/ Thomas P. Kalmbach
Thomas P. Kalmbach, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

By: /s/ Debbie K. Gamble
Debbie K. Gamble, Member
Administrative Committee

By: /s/ J. Matthew Darden
J. Matthew Darden, Member
Administrative Committee

Date: June 28, 2022